Filed by Pinnacor Inc. Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                                  Subject Company: Pinnacor Inc.
                                                  Commission File No.: 000-30309


On July 22, 2003, Pinnacor Inc. and MarketWatch.com, Inc. entered into an Agreement and Plan of Merger, dated as of July 22, 2003. The following is a series of questions and answers about the merger, which is posted on Pinnacor's web site.


                              Questions & Answers
                     For Pinnacor & MarketWatch Employees

Organizational Issues

1.       What do Pinnacor and MarketWatch hope to gain from the merger?
         As a combined company, Pinnacor and MarketWatch will become a market-leading provider of online business news and financial applications to organizations in numerous sectors, including banking, brokerage and media. corporations. The combined company will have hundreds of customers, including leading firms in the abovementioned industries, and access clients such as Internet service providers
         (ISPs) and wireless carriers.

         With the merger, we believe the combined company will be able to 1) serve customers more effectively, 2) grow faster and 3) operate more profitably. In addition, the merger offers us a stronger potential for sustained profitability and cash flow from our enhanced revenue and cost synergies.

2.       Is the deal finalized?
         Though the definitive agreement to acquire Pinnacor was signed by MarketWatch on July 22nd, the transaction is subject to approval by the Securities Exchange Commission (SEC) and the shareholders of both companies. This process is anticipated to take three to four months. Until the transaction is formally closed, Pinnacor and MarketWatch will continue to operate as two separate, autonomous companies.

3.       What will happen to our brand name?
         The new company will retain the MarketWatch name. While both entities are well recognized and highly regarded in the marketplace, we believe the MarketWatch brand is better established and provides the best foundation for a stronger and more recognizable brand over the long term.

4.       What synergies are expected as a result of the acquisition?
         As with all mergers and acquisitions, our merger will likely provide opportunities for synergies. While we assume that there will be some cost savings as a result, we are committed to using a comprehensive and thoughtful process to determine if and where such savings might occur. These decisions cannot be made at this time as we are still undergoing regulatory approval for the deal. You have our commitment that decisions will be communicated as they are made.

         From a product synergy perspective, the combined Pinnacor and MarketWatch products and services represent the broadest set of best-of-breed information solutions available in the industry, enhancing the value proposition for the company's financial, business information and wireless customers. The acquisition will:

         a. Strengthen MarketWatch's commitment to the information-licensing business and augment its offering with Pinnacor-licensed data and applications

         b. Merge MarketWatch's best-of-breed, premium-branded news and charting capabilities with Pinnacor's breadth and depth of financial applications via a complementary technology environment

         c. Deliver enterprise-class outsourced solutions, pairing Marketwatch's experience in hosting and managing one of the leading Web properties with Pinnacor's integration and customization expertise

         d. Underscore both companies' commitment to technology innovation and leadership by enabling increased investment in product enhancement and new product development

5.       Where will the new headquarters be located?
         The proposed acquisition is subject to final approval from the Securities Exchange Commission (SEC) and the shareholders. While we work over the next three to four months to formally close the deal, we will remain two separate, autonomous companies - with Pinnacor's headquarters remaining in New York and MarketWatch's in San Francisco.

         Upon the close of the transaction - anticipated to be sometime in November - the corporate headquarters will be located in San Francisco, California. Regardless of location, direct lines of communication will be established between all our offices.

6. Will we change our product or service pricing strategy as a result of the merger?
         The combination of MarketWatch and Pinnacor bolsters the product and service portfolios of each company significantly. In terms of future products or services, we will carefully evaluate all opportunities with the key people involved before making any decisions about new or different directions.

7. What will current sales and marketing strategies and current product offerings look like for the new company?
         As soon as regulatory restrictions allow, we will move very quickly to unify our presence in the financial services market. Our single biggest priority in this merger is maintaining and growing our revenues, and creating a new presence with our customers that is well thought out, seamless and compelling. Our complementary products and mutually beneficial relationship will be clearly conveyed in our sales and marketing strategies.

8.       How will our customers be affected by this acquisition?
         Our customers will benefit greatly from this acquisition. Our combined products and services will represent the broadest set of best-of-breed information solutions available in the industry, enhancing the value proposition for our financial, business information and wireless customers. In addition, the company's stronger financial position will increase the depth and breadth of our resources, tools and applications for our customers, who can be assured that they are receiving the most advanced and innovative products and services of the highest quality.

9. How do you expect we will compare to the competition in the market? We are bringing together two companies already proven to be leaders in the field of online business and financial news, information and applications. In addition, we are taking a rapid and pragmatic approach to combining these organizations to further increase our competitive position in delivering these products and services to the financial services market, including brokerages, banks, insurance and financial media corporations.

10.      Starting today, how will integration decisions be made?
         Will employees have a chance to voice their own opinions?
         Small and specifically - targeted transition teams will be deployed by our steering committee, led by Kathy Yates (President and COO, MarketWatch) and Kirk Loevner (Chairman and CEO, Pinnacor) to help facilitate the merger. In order to maneuver the curves in the road ahead with agility and speed, we will also be appointing team leaders from both companies to periodically report back to upper management the progress to-date. Throughout the process, we are committed to open communications with our employees, and will set up a mechanism for feedback to facilitate two-way communication.

11.      Will operations be moved from office to another?
         We will evaluate all possibilities that would benefit the new company, up to and including the relocation of some functions. We would only consider this if it were consistent with the goal of protecting and growing our current revenues, and adding value to the business for our customers and shareholders. It is not our intent to lose valued employees, programs or technologies simply in the interest of an address. As decisions are made we will communicate them early, and all affected employees will be treated fairly.

12.      Who will be on the management team of Pinnacor/MarketWatch?
         Larry Kramer will continue as CEO and President of the Board. Kirk Loevner, chairman and CEO will jointly head the integration team and be proposed as a candidate for the MarketWatch Board of Directors. As soon as we can determine and communicate the remaining management structure of the new company, we will.

13. What conditions led to the sale of Pinnacor to MarketWatch? Pinnacor and MarketWatch have had ongoing conversations, and throughout the evaluation process both management teams felt that combining the two companies had immense strategic value.

         MarketWatch is extremely enthusiastic about our company, and feels that Pinnacor makes sense as a strategic business partner.

Products/Services Issues

14.      What do I tell my customers when they hear about the news?
         This is great news for customers of both companies, who will benefit from expanded products, great technology and an enhanced commitment to serve the evolving needs of our content-licensing customers.

         We have prepared customer communication materials that will be delivered by email, letter, or phone call to all customers. It is critical that you direct all inquiries to the appropriate Executive in charge, namely Mike Donnelly at Pinnacor and Scott Kinney at MarketWatch.

15. Are we adding new products to MarketWatch's product suite as a result of the acquisition?
         How do they compare to our existing products? We feel that our joint clients in the financial services, media, business information and wireless space will benefit greatly from the combined entity leveraging both Pinnacor's customized tools and information and MarketWatch financial news.

         Both companies bring outstanding products, and together we will be able to take advantage of Pinnacor's customized applications and MarketWatch's financial news and interactive research tools.

16. There seems to be an overlap between Pinnacor's and MarketWatch's product lines. How are we going to address this and prevent customers and partners from being confused? Are we going to discontinue/re-brand overlapping products?
         While there may be initial market confusion, we are confident that the end result will be beneficial to all clients. We are committed to working quickly and communicating regularly with our clients during this period while we formulate details related to our joint integration strategy.

17. Will customers be migrated to new platforms? Will they experience a disruption in service?
         Detailed integration planning is not yet underway. However, we believe that both firms' underlying infrastructures are highly compatible, allowing us to leverage product benefits from both organizations. We will be talking with our clients in detail regarding our thoughts on our non-disruptive technology plan upon closing of this transaction in the fourth quarter.

         It's our intent as we go through integration planning that we create little if any disruption for our clients.

HR Issues

18.      Will any jobs be cut at either company?
         Our goal with this acquisition is to create a company that is financially strong and offers exceptional products and services to all of our customers. There is, however, always the possibility that as we integrate into one successful company, certain jobs will become redundant. If there are jobs lost, we will communicate this fact early, and we will treat each employee affected with personal and financial respect.

19.      Are you going to be adding staff as the business grows?
         This merger is intended to grow our combined organizations faster than either could have grown individually, signaling an aggressive period of investment for our future. As the business expands, we expect to increase staff accordingly.

20. Will Pinnacor be expected to adopt all of MarketWatch's practices and procedures?
         Each company's practices and procedures are currently being analyzed to determine efficiencies and best practices. While we will not be changing our business practices from now until the close of the merger (expected to be November), we do anticipate creating a unified company that operates as a single, efficient organization going forward. The practices and procedures of the combined company will be determined during our integration activities. In the meantime, each company will continue to operate under its current organizational structure, policies and procedures.

21. How will the merger affect my job? Will I have the same job as I do now?
         The combination of Pinnacor and MarketWatch will immediately give the company a much greater presence in the financial services market, where there is overlap, as well as preserve each other's strengths in service areas - such as the enterprise portal, wireless and the public website businesses. Typically, when two organizations come together, there are some natural overlaps in job responsibilities. However, our companies have both been successful because of our people. Therefore, it will be a high priority for us to retain our best human and intellectual capital in order to be successful going forward.

22. Will Pinnacor and MarketWatch adopt similar compensation and benefits programs?
         We are in the process of reviewing and comparing programs at both companies. While there are likely to be changes, none will be made until the close of the deal. Details about compensation and benefit changes will be provided as soon as they are available. MarketWatch has a full and competitive menu of benefits, and is known to be quite competitive in its compensation practices. It is our intent to remain competitive in these areas. MarketWatch benefits will not change at the time of the close.

23.      How are we going to integrate the two companies cultures?
         We recognize that both Pinnacor and MarketWatch have built their respective success on cultures that are similar, but not identical. Our joint integration team will work to identify focused and smart business practices in all parts of our organization and work together to create a new, combined culture for business success.

24. What will be the impact on office services such as accounting, HR and marketing?
         We are unable to make an assessment on any specific departments at this point. Both companies currently operate on a relatively lean staffing model. As we get nearer to closing, we should have a much better idea of how we will be structured in these areas - as well as our overall combined organizational structure.

25.      Will there be opportunities for relocation?
         Once we have determined the optimal structure for the new company, MarketWatch may choose to offer relocation opportunities for interested employees depending on specific cases. Each employee case will be individually considered in a way that makes business sense for the company as a whole, and personal sense for the individual.

26. What should we say if someone from the media or an investor asks about the deal?
         Employees at both Pinnacor and MarketWatch should not speak with the media. All questions should be referred to Therese Bruno at Pinnacor or Dan Silmore at MarketWatch. For investor inquiries, refer questions to Rowan Hajaj at Pinnacor or Anna Yen at MarketWatch.

27.      Should I contact anyone at the other company?
         Not at this point. Because the deal has not been approved by the SEC or our shareholders, we have to be extremely careful that no proprietary information flows between the two companies until the deal is closed. We can begin to discuss logistical issues affecting the integration, but do not contact anyone unless asked to do so by your manager. Our joint integration team will be doing the bulk of the work planning for the transition.

28.      How many people will be in the combined organization?
         Currently, there are approximately 150 employees at Pinnacor and 200 at MarketWatch. Until the integration decisions are made covering our new organizational structure and resource needs, we don't have a number for how many people will be in the combined organization.

Operational Issues

29. What company name do we use when we answer the phone? When should we start using it?
         The new company name will be MarketWatch. Until the deal closes, Pinnacor and MarketWatch are to remain two separate, autonomous companies, so it's business as usual when referring to ourselves in the interim.

30. What will our business cards and company letterhead say? Are there templates we should use?
         No change for now. You will get much more information on these issues after the deal closes.

Financial Implications

31.      What are the terms of the deal?
         Under the terms of our agreement, Pinnacor shareholders will receive .2659 shares of MarketWatch.com for each Pinnacor share. Based on the closing price of MarketWatch.com common stock on July 21, 2003 before the agreement was signed, the transaction is valued at approximately $59.2 million, including the assumption of Pinnacor's stock options.

32.      How are you going to fund the new entity?
         The company will be healthy and self-funding. The new company will have a strong balance sheet. We anticipated the acquisition will be accretive to earnings in 2004.

33. What is this deal going to do to the share prices of each company? We, like any organization undergoing a similar transition period, will not make forward-looking predictions of share price. However, while you can expect some volatility in the short term, we would not be making a decision like this one without the expectation that our stock will become more valuable in the long term.

34. How does this affect employees' stock options? Will the new company issue stock options to Pinnacor employees?
         If you have existing Pinnacor stock options, you will become 100% vested in your PCOR options upon close. Those options will convert to MarketWatch options using the same ratio as that for all other shareholders. We will be a bigger company with more shares outstanding.

35.      When is the deal expected to close?
         The Closure is subject to shareholder vote by both companies and standard regulatory approvals, which we expect will take three to four months- likely in November or October 2003.

36.      What happens if the deal does not close?
         The merger agreement is fully negotiated and agreed to with adequate provisions for this contingency without affecting the viability of either company.

37.      What were MarketWatch's revenues and earnings for 2002?
         MarketWatch.com's revenue and net loss for the year ended December 31, 2002 were $44.5 million and ($9.7 million), respectively. For more information, please refer to MarketWatch's 2002 10-K is available in the investor relations section of the MarketWtch.com Web site.



         Additional Information About the Merger and Where to Find It MarketWatch.com intends to file a registration statement with the Securities and Exchange Commission on Form S-4 in connection with the proposed acquisition (the "Merger") of Pinnacor by MarketWatch.com. MarketWatch.com and Pinnacor also intend to file with the SEC, and mail to their respective stockholders, a joint proxy statement/prospectus and other relevant materials in connection with the Merger. Investors and security holders of MarketWatch.com and Pinnacor are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decisions with respect to the proposed Merger because the materials will contain important information about MarketWatch.com, Pinnacor and the proposed Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by MarketWatch.com and Pinnacor with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov.

         Both of MarketWatch.com, Larry Kramer, and MarketWatch.com's other directors and executive officers on the one hand, and Pinnacor, Kirk Loevner and Pinnacor's other directors and executive officers on the other hand, may be deemed to be participants in the solicitation of proxies of stockholders of MarketWatch.com and Pinnacor in connection with the proposed Merger. Such individuals may have interests in the proposed Merger, including as a result of holding options or shares of MarketWatch.com common stock or Pinnacor common stock, as applicable. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of such individuals in the solicitation by reading the joint proxy statement/prospectus when it becomes available.